# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Duolingo, Inc., CIK 0001562088
CUSIP: 26603R106
Title of class of securities: Class A common stock, $0.0001 per share
Address of issuer's principal executive offices: 5900 Penn Avenue, Pittsburgh, Pennsylvania (PA), 15206
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829259-24-000003
Filed by CIK 0001829259

## Reporting persons
- Von Ahn Luis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,594,120; shared voting power 0; sole dispositive power 3,594,120; shared dispositive power 0; aggregate amount beneficially owned 3,594,120 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Duolingo, Inc.
Address of issuer's principal executive offices: 5900 Penn Avenue, Pittsburgh, Pennsylvania, 15206

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Luis von Ahn (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Duolingo, Inc., 5900 Penn Avenue, Pittsburgh, PA 15206.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4. The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2026, based upon 40,387,012 shares of Class A Common Stock outstanding as of August 4, 2026, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

The Reporting Person is the beneficial owner of 3,594,120 shares of Class A Common Stock, which includes (i) 3,368,120 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person that are convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis, and (iii) 226,000 shares of Class A Common Stock underlying stock options held of record by the Reporting Person that are exercisable within 60 days of June 30, 2026.
Percent of class: 8.2
Sole power to vote or to direct the vote: 3594120
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3594120
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Von Ahn Luis: /s/ Luis von Ahn, Luis von Ahn, CEO (08/12/2026)